Exhibit 99.1

For Immediate Release

Contact:
WSP Holdings Limited	CCG Investor Relations, Inc.
Ms. Judy Zhu, IR Director	Ms. Elaine Ketchmere, Partner
Phone: +86-510-8536-0401	Phone: +1-310-954-1345 (Los Angeles)
E-mail: info@wsphl.com	E-mail: elaine.ketchmere@ccgir.com
http://www.wsphl.com	http://www.ccgirasia.com

Mr. Crocker Coulson, President
Phone: +1-646-213-1915 (New York)
Email: crocker.coulson@ccgir.com

WSP Holdings Explains Failure to File Form 20-F on a Timely Basis

WUXI, China, June 7, 2013 — WSP Holdings Limited (NYSE: WH) (“WSP Holdings” or the “Company”), a Chinese manufacturer of API (American Petroleum Institute) and non-API seamless casing, tubing and drill pipes used in oil and natural gas exploration, drilling and extraction (“Oil Country Tubular Goods” or “OCTG”), and other pipes and connectors, announced today that the Company has received a notice of failure to satisfy continued listing standards (the “Letter”) from NYSE Regulation (the “Exchange”) that the Company is not in compliance with certain of the Exchange’s continued listing standards as set forth in Section 802.01E of the Listed Company Manual (the “Listed Company Manual”) as a result of its failure to file its annual report on Form 20-F on a timely basis.  The Company has therefore become subject to the procedures and requirements in the Listed Company Manual, which allows the Company up to a six-month period from the filing due date to regain compliance, subject to ongoing oversight by the Exchange.

In the Company’s Form 12B-25 filed on May 1, 2013, the Company indicated that management have encountered unforeseen delays in completing the Company’s consolidated financial statements and corresponding delays in completing its annual audit. As such, information necessary for the filing of a complete and accurate report on Form 20-F cannot be gathered and reviewed within the prescribed time period. The Company remains committed to completing its Form 20-F at the earliest possible time, and anticipates its completion by August 2013 or such later time to be announced.

About WSP Holdings Limited

WSP Holdings develops and manufactures seamless Oil Country Tubular Goods (OCTG), including seamless casing, tubing and drill pipes used for on-shore and off-shore oil and gas exploration, drilling and extraction, and other pipes and connectors.  Founded as WSP China in 1999, the Company offers a wide range of API and non-API seamless OCTG products, including products that are used in extreme drilling and extraction conditions. The Company’s products are used in China’s major oilfields and are exported to oil producing regions throughout the world. For further information, please visit WSP Holdings’ website at http://ir.wsphl.com/.

Safe Harbor Statements

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.  Among other things, the Company’s outlook and quotations from management in this announcement contain forward-looking statements. A number of factors could cause actual results to differ materially from those contained in the forward-looking statement.  Such factors include, but are not limited to, changes in anticipated level of sales, changes in national or regional economic and competitive conditions, changes in the Company’s relationships with customers, the Company’s ability to develop and market new products, the Company’s ability to access capital for expansion, changes in principal product revenues and other factors detailed from time to time in the Company’s filings with the United States Securities and Exchange Commission and other regulatory authorities. The Company undertakes no obligation to update or revise to the public any forward-looking statements, whether as a result of new information, future events or otherwise. This press release was developed by the Company, and is intended solely for informational purposes and is not to be construed as an offer or solicitation of an offer to buy or sell the Company’s stock. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does WSP Holdings purport it to be complete.  Opinions expressed herein are those of management as of the date of publication and are subject to change without notice.